

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Craig Ellins
Chief Executive Officer
Growblox Sciences, Inc.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada 89128

> **Re: Growblox Sciences, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 8, 2014**
> **File No. 333-198967**

Dear Mr. Ellins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1, and your revised disclosure that you are registering the issuance of the shares of common stock that underlie the warrants held by the selling stockholders. Please tell us why you believe that it is appropriate to register such issuance. In that regard, we note that the warrants were issued in a private placement. As part of your response, please tell us when the warrants are exercisable. In the alternative, please revise your registration statement to remove your registration of the issuance of such shares.

Voting Securities and Principal Holders, page 26

2.   We note your revised disclosure that the percentages in the beneficial ownership table were calculated based upon a stock outstanding figure that assumes the 4 million shares of stock to be issued to Mr. Ellins is outstanding. Please revise your table to reflect that

such shares of common stock are not deemed to be outstanding for the purpose of computing the percentage of the class by any person other than Mr. Ellins. See Exchange Act Rule 13d-3.

Signatures, page 58

3.   Please ensure that your amended registration statement indicates who is signing on behalf of your (1) principal financial officer and (2) controller or principal accounting officer. See the Instructions to Form S-1. We note in that regard your current signature page on which Mr. Ellins signs as an "attorney-in-fact for CFO." We also note your disclosure on page 25 that your former chief financial officer, Mr. Weldon, resigned on November 21, 2014.

Exhibits

4.   Please file as an exhibit to your registration statement the 2014 Equity Incentive Plan referenced on page 13.

Exhibit 5.1

5.   We note that you have revised your filing to register the resale of additional shares of common stock. Please obtain and file a revised legality opinion that also covers the legality of such additional shares.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gary R. Henrie